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VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	SILVERspac Inc.
Draft Registration Statement on Form S-1
Filed February 16, 2021

Dear Ladies and Gentlemen:

This letter sets forth the response of SILVERspac Inc. (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated March 12, 2021, with respect to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”).

The Company has revised the Registration Statement in response to the Staff’s comment. The Company is concurrently filing an amendment to the Registration Statement with this letter.

Form S-1 filed February 16, 2021

Risk Factors, page 71

1.	Staff’s Comment: We note that your forum selection provision identifies the courts of the State of New York as the exclusive forum for claims under the Securities Act. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with federal securities laws and the rules and regulations thereunder.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly on page 71 to address any uncertainty around the enforceability of the provision, given the concurrent jurisdiction provided in Section 22 of the Securities Act, and to disclose that our stockholders will not be deemed to have waived compliance with the federal securities laws and the regulations promulgated thereunder.

Please contact me at (212) 735-3694 should you require further information.

Very truly yours,

/s/ Michael J. Schwartz

Via E-mail:

cc:	SILVERspac Inc.
Charles Federman

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Gregg A. Noel